NORTHERN DYNASTY MINERALS LTD.
Suite 1020 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Telephone No. (604) 684-6365      Fax No. (604) 681-2741

INFORMATION CIRCULAR
as at April 27, 2007

This Information Circular is furnished in connection with the solicitation of proxies by the management of Northern Dynasty Minerals Ltd. (the “Company”) for use at the annual and special general meeting (the “Meeting”) of its shareholders to be held on June 7, 2007 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “we” and “our” refer to Northern Dynasty Minerals Ltd. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are directors and/or officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your shares are held in physical (i.e. paper form) and actually registered in your name, then you are a registered shareholder. However, if like most shareholders you keep your shares in a brokerage account then you are a beneficial shareholder and the manner for voting is different for registered and beneficial shareholders so you need to carefully read the instructions below.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866- 249-7775, outside North America at 1-416-263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.computershare.com/ca/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Company has fixed May 3, 2007 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of April 27, 2007, there were 91,907,819 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at April 27, 2007 are:

Shareholder Name	Number of Common Shares	Percentage of Issued
	Held	Common Shares
QIT-Fer et Titane Inc.	18,145,845 Common Shares	19.74%
1625 Marie-Victorin Rd.
Sorel-Tracy, Quebec J3R 1M6
Canada

Notes:

(1)	The above holdings information is publicly available at www.sedi.com. The Company has been advised that the shareholder is an affiliate of Rio Tinto Plc.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2006, with related annual information form, management discussion and analysis and the report of the auditor, will be placed before the Meeting. These documents have been filed with the securities commissions or similar regulatory authorities in Alberta, British Columbia and Ontario, and are specifically incorporated by reference into, and form an integral part of, this information circular. Copies of the documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from Investor Relations, Northern Dynasty Minerals Ltd., Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone: 604-684-6365. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently set at nine (9) and the Board has resolved that the number of directors remain at that number and accordingly Shareholders will therefore be asked to elect nine (9) directors at the Meeting.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction. The information as to shares and options beneficially owned or controlled are based on insider reports filed on www.sedi.ca as at April 27, 2007.

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
David J. Copeland Director Vancouver, British Columbia	Since June 1996	2,171,783 Common Shares 165,000 Options (1)
Scott D. Cousens Director Vancouver, British Columbia	Since June 1996	1,984,133 Common Shares (1) 165,000 Options
Robert A. Dickinson Chairman of the Board and Director Lions Bay, British Columbia	Since June 1995	(4) 3,263,583 Common Shares 204,000 Options (2)
David Elliott Director Vancouver, British Columbia	Since July 2004	13,000 Common Shares 165,000 Options (1)
Gordon J. Fretwell Director West Vancouver, British Columbia	Since July 2004	Nil Common Shares (1) 165,000 Options
Wayne Kirk Director San Rafael, California	Since July 2004	20,000 Common Shares (1) 165,000 Options
Jeffrey R. Mason Secretary, Chief Financial Officer and Director Vancouver, British Columbia	Since June 1996	1,829,889 Common Shares (1) 165,000 Options
Walter T. Segsworth Director West Vancouver, British Columbia	Since September 2004	Nil Common Shares (1) 165,000 Options
Ronald W. Thiessen President, CEO and Director West Vancouver, British Columbia	Since November 1995	2,095,838 Common Shares (3) 249,000 Options

Notes:

1.

Mr. Copeland, Mr. Cousens, Mr. Elliott, Mr. Fretwell, and Mr. Kirk, Mr. Mason, and Mr. Segsworth each hold options to purchase 90,000 common shares at $7.25 per share expiring on April 30, 2011 and 75,000 common shares at $10.95 per share expiring on February 20, 2012.

2.	Mr. Dickinson holds options to purchase 90,000 Common Shares at an exercise price of $7.25 per share expiring on April 30, 2011 and 114,000 Common Shares at $10.95 expiring on February 20, 2012.

3.	Mr. Thiessen holds options to purchase 135,000 Common Shares at an exercise price of $7.25 per share expiring on April 30, 2011 and 114,000 Common Shares at $10.95 expiring on February 20, 2012.

4.	Certain of these shares are held by United Mineral Services and 491038 BC Ltd, private companies that are wholly owned by Mr. Dickinson.

DAVID J. COPELAND, P.Eng. - Director

David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf companies for which Hunter Dickinson Inc., a private company with certain directors in common with the Company, provides consulting services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Rockwell Ventures Inc.	Director & CEO	September 2006	Present
Taseko Mines Limited	Director	March 1994	Present

SCOTT D. COUSENS - Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies to which Hunter Dickinson Inc. provides services.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Rockwell Ventures Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

ROBERT A. DICKINSON, B.Sc., M.Sc. – Chairman of the Board and Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	November 1990	September 2004
	Director	October 2004	Present
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Detour Gold Corporation	Director	January 2007	Present
Farallon Resources Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Rockwell Ventures Inc.	Director and Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

DAVID ELLIOTT, B. Comm, ICD.D. FCA – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Mr. Elliott has also served on the boards of the BC Cancer Foundation and the University of BC Alumni Association. Currently, Mr. Elliott is a director and audit committee chairman of Northern Dynasty Minerals Ltd., Taseko Mines Limited, Anooraq Resources Corporation and Great Basin Gold Ltd.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present
StorageFlow Systems Corp.	Director	May 2002	June 2004
	President & COO	May 2002	June 2003

GORDON J. FRETWELL, B.Comm. LLB. – Director

Gordon J. Fretwell holds a B.Comm, degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Continental Minerals Corporation	Director	February 2001	Present
Rockwell Ventures Inc.	Secretary	March 1998	Present
	Director	March 1998	September 2006
Antarex Metals Ltd.	Director	December 2000	September 2002
Bell Resources Corporation	Director	June 2001	Present
Benton Resources Corp.	Director	March 2005	Present
Copper Ridge Explorations Inc.	Director and Secretary	September 1999	Present
Grandcru Resources Corp.	Director	December 2002	Present
Icon Industries Limited	VP of Legal Services	December 2000	Present
	Director	July 2004	Present
International Royalty Corporation	Director	February 2005	Present
Keegan Resources Inc.	Director	February 2004	Present
Pine Valley Mining Corp.	Director	August 2003	September 2006
Quartz Mountain Resources Ltd.	Director	January 2003	Present
Tri-Gold Resources Corp.	Director	July 2001	October 2003
	Secretary	July 2001	September 2003
	CFO	November 2005	January 2006

WAYNE KIRK, LLB - Director

Wayne Kirk is a retired California State Attorney and Professional Consultant. With over 35 years professional experience Mr. Kirk also has over 9 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of California. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

JEFFREY R. MASON, B.Comm., CA – Director, Chief Financial Officer and Secretary

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies, including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies to which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	Present
	Chief Financial Officer	February 1999	Present
Coastal Contacts Inc.	Director	October 2006	Present

Company	Positions Held	From	To
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present
	Chief Financial Officer	June 1998	Present
Detour Gold Corporation	Chief Financial Officer	January 2007	Present
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	Present
	Chief Financial Officer	December 1997	Present
Great Basin Gold Ltd.	Director	February 1994	November 2006
	Secretary	February 1994	November 2006
	Chief Financial Officer	June 1998	November 2006
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chief Financial Officer	November 2000	Present
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present

WALTER T. SEGSWORTH, P.Eng. – Director

Walter T. Segsworth has been an active and respected member of the international mining industry for over 30 years. He has an excellent track record in employee safety, environmental excellence and turn around production situations. During Mr. Segsworth’s tenure as President, Chief Operating Officer and Director at Homestake Mining Company, the Company set a 125 year gold production record and its operating costs reached 25 year lows. Mr. Segsworth is a past Director and Chairman of the Mining Associations of Canada and British Columbia, and was voted British Columbia Mining Industry Person of the Year in 1996. He is a member of the Canadian Institute of Mining, Metallurgy and Petroleum and until recently, was part of the Mining Curriculum Advisory Board of the Michigan Technological University, from which he earned his degree in Mining Engineering.

Mr. Segsworth is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	September 2004	Present
Anooraq Resources Corporation	Director	March 2004	Present
Great Basin Gold Ltd.	Director	January 2003	Present
Cumberland Resources Ltd.	Director	May 2002	Present (1)
Expatriate Resources Ltd.	Director	February 2001	Present
Novagold Resources Inc.	Director	May 2002	November 2002

Company	Positions Held	From	To
UEX Corporation	Director	March 2002	Present

Note: 1. As of date of this information circular. The Company has recently been acquired by Agnico-Eagle Mines Limited.

RONALD W. THIESSEN, CA – Director, President and Chief Executive Officer

Ronald W. Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director	January 2007	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director	November 2000	Present
	President and CEO	November 2000	September 2006
	Chairman	September 2006	Present
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	Present

OTHER OFFICERS

BRUCE JENKINS - Chief Operating Officer

Bruce Jenkins is a corporate and government relations executive with over 30 years of experience in project and corporate management. He is COO of US subsidiary Northern Dynasty Mines Inc. and directs Northern Dynasty's environment, government, community relations and permitting activities.

STEPHEN HODGSON - Vice President, Engineering

Stephen Hodgson is a professional engineer with 30 years of experience in mine operations, mine development and project engineering. He is Vice President of US subsidiary Northern Dynasty Mines Inc., Vice President of Engineering for Hunter Dickinson Inc. and Feasibility Study Director for the Pebble Project.

APPOINTMENT OF AUDITOR

De Visser Gray, Chartered Accountants, 401 – 905 West Pender Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the Audit Committee.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The audit committee has a adopted a charter, a copy which was attached as Schedule "A" to the 2005 shareholders’ information circular which is available for download at www.sedar.com or from the Company’s website (www.northerndynasty.com).

Composition of the Audit Committee

The members of the audit committee are David Elliott, Gordon Fretwell and Wayne Kirk. All members are independent. All members are considered to be financially literate and Mr Elliott is a Chartered Accountant and hence a financial expert.

Relevant Education and Experience

As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;
  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and an understanding of internal controls and procedures for financial reporting.

Mr Fretwell is an experienced securities lawyer, Mr Segsworth has been the CEO of a major mining company and Mr Elliott is a Chartered Accountant.

Reliance on Certain Exemptions

The Company’s auditors, De Visser Gray, Chartered Accountants, of Vancouver, BC, have not provided any material non-audit services during the most recently-completed fiscal year.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the audit committee for approval prior to the beginning of any such services. The audit committee considers such requests, and, if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by De Visser Gray, Chartered Accountants, to the Company to ensure auditor independence. Fees incurred with De Visser Gray for audit and non-audit services in the last two fiscal years are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended December 31, 2006	Fees Paid to Auditor in Year Ended December 31, 2005
Audit Fees(1)	$ 40,000	$ 15,000
Audit-Related Fees(2)	--	--
Tax Fees(3)	--	$1,000
All Other Fees(4)	--	--
Total	$ 40,000	$ 16,000

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

     CORPORATE GOVERNANCE

General

The Board understands that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Examples of such material relationships include employment relationships, officer positions, recent employment by the auditors and like matters.

The Board facilitates its independent supervision over management in a number of ways including by holding regular meetings at which members of management or non-independent directors are not in attendance and by retaining independent consultants where it deems necessary.

The independent members of the Board of Directors of the Company are Messrs Elliott, Fretwell, Kirk and Segsworth.

The non-independent directors are David Copeland (provides engineering services), Scott Cousens (provides capital finance and investor relations services), Robert Dickinson (Chairman of the Board), Jeffrey Mason (Chief Financial Officer) and Ron Thiessen (President and Chief Executive Officer).

The following table sets forth the record of attendance of board and committee meetings by Directors for the 12 months ended December 31, 2006.

Director	Board Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee
David J. Copeland	2 of 5	Not applicable	Not applicable	Not applicable
Scott D. Cousens	3 of 5	Not applicable	Not applicable	Not applicable
Robert A. Dickinson	4 of 5	Not applicable	Not applicable	Not applicable
David Elliott (2)	5 of 5	4 of 4	1 of 1	2 of 5
Gordon Fretwell (1)	5 of 5	4 of 4	1 of 1	5 of 5
Wayne Kirk (3)	5 of 5	4 of 4	1 of 1	5 of 5

Director	Board Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee
Jeffrey R. Mason	5 of 5	Not applicable	Not applicable	5 of 5
Walter Segsworth	5 of 5	Not applicable	Not applicable	Not applicable
Ronald W. Thiessen	5 of 5	Not applicable	Not applicable	Not applicable

(1)	Compensation Committee Chairman.

(2)	Audit Committee Chairman.

(3)	Nominating and Governance Committee Chairman.

2. Directorships

The section entitled "Election of Directors" in this Information Circular gives details of other reporting issuers of which each director is a director or officer.

3. Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company’s mineral project and the expectations of directors. Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

4. Ethical Business Conduct

The Board has adopted a formal ethics policy which is available for download from the Company’s website. The Board also understands that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

5. Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Board has established a nominating and governance committee; however the nominating function has been basically performed by the Board as a whole.

6. Compensation

The Compensation Committee determines compensation for the directors and CEO. The Compensation Committee currently comprises of Messrs. Elliott, Fretwell, Kirk and Mason.

7. Other Board Committees

The Board has no other committees other than the Audit Committee, Nominating and Governance Committee and the Compensation Committee.

8. Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. The Board has instigated a self-assessment procedure.

The Board is satisfied with the overall project and corporate achievements of the Company which it believes are reflected in part by common share performance.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section “Named Executive Officer” means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Ronald Thiessen, President and Chief Executive Officer, Jeffrey Mason, Chief Financial Officer, Bruce Jenkins, Chief Operating Officer and Stephen Hodgson, VP Engineering are each a “Named Executive Officer” of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICER	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Ronald Thiessen President, Chief Executive Officer and Director	2006 2005 2004	176,021 177,211 69,284	46,841(2) Nil Nil	Nil Nil Nil	135,000 Nil 115,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey Mason Secretary, Chief Financial Officer and Director	2006 2005 2004	99,082 106,554 51,945	46,841(2) Nil Nil	Nil Nil Nil	90,000 Nil 115,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Bruce Jenkins(1) Chief Operating Officer of Northern Dynasty Mines Inc.	2006 2005 2004	176,138 203,225 148,567	20,000 Nil Nil	Nil Nil Nil	50,000 50,000 230,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Stephen Hodgson Vice-President, Engineering	2006 2005 2004	204,388 158,000 Nil	20,000 Nil Nil	Nil Nil Nil	50,000 250,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)

Mr. Jenkins is the Chief Operating Officer of Northern Dynasty Mines Inc., a wholly owned subsidiary of the Company. Compensation for Mr. Jenkins services is paid to Sidev Holdings Ltd., a private company controlled by Mr. Jenkins.

(2)	Bonus paid in respect of 2005.

Long-Term Incentive Plan Awards

A long term incentive plan (“LTIP”) is “a plan providing compensation intended to motivate performance over a period greater than one financial year” and does not include option or stock appreciation rights (“SARs”) plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options

The share options granted to the Named Executive Officers during the financial year ended December 31, 2006 were as follows:

Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Ronald Thiessen	135,000	8.1%	$7.25	$7.25	April 30, 2011
Jeffrey Mason	90,000	5.4%	$7.25	$7.25	April 30, 2011
Bruce Jenkins	50,000	3.0%	$7.25	$7.25	April 30, 2009
Stephen Hodgson	50,000	3.0%	$7.25	$7.25	April 30, 2009

The share options exercised by the Named Executive Officers during the financial year ended December 31, 2006 and the values of such options at the end of such year were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year and Financial
Year-End Option/SAR Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Ronald Thiessen	115,000	$ 437,000	45,000 / 90,000	$101,250 / $202,500
Jeffrey Mason	115,000	$ 196,798	30,000 / 60,000	$67,500 / $135,000
Bruce Jenkins	220,000	$ 694,926	66,667 / 33,333	$247,000 / $75,000
Stephen Hodgson	Nil	Nil	266,667 / 33,333	$1,085,000 / $75,000

The December 31, 2006 closing price of the Company’s common shares as quoted on the TSX Venture Exchange was $9.50.

Defined Benefit or Actuarial Plan Disclosure

There are no defined benefits or actuarial plans in place for the Company.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s Responsibilities following a change in control.

Compensation Committee Disclosure

The Company has a Compensation Committee of which the current members are Messrs. Elliott, Fretwell (Chair), Kirk and Mason. Each member of this Committee is an independent director (has no direct or indirect material relationship with the Company as described above) with the exception of Mr. Mason, who is the Chief Financial Officer and Secretary of the Company. The function of this committee is to assist the Board of Directors in fulfilling its responsibilities relating to the compensation policies of the Company. Specifically, this Committee has been empowered to evaluate the performance of the President of the Company and to recommend to the Board of Directors the compensation level of the President; to review the compensation levels of the executive officers of the Company and to report thereon to the Board of Directors; to conduct such surveys and studies as the Committee deems appropriate to determine competitive salary levels; to review the strategic objectives of and administer the stock option plan of the Company. In due course the Committee will also review management’s strategy for succession planning and it also considers any other matters which, in the

Committee’s judgment, should be taken into account in reaching the recommendation to the Board of Directors concerning the compensation levels of the Company’s executive officers.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the President and Chief Executive Officer. The Board also determines the compensation of the Chief Financial Officer. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization. The Company’s Compensation Committee receives independent competitive market information on compensation levels for executives.

Messrs. Thiessen and Mason do not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company. Messrs. Jenkins and Hodgson work on the Company's activities on a substantially full-time basis.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board’s view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Incentive Compensation

The Company's objective is to achieve certain strategic objectives and milestones. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. In the most recently completed fiscal year, bonuses were paid to Mr. Jenkins and Mr. Hodgson, senior executives of the Company.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to executives and employees taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. The amounts and terms of options granted are determined by the Compensation Committee.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is approved annually by the Board of Directors. Base cash compensation and variable cash compensation levels are based on market survey data provided to the Board by independent consultants.

The Compensation Committee periodically considers the grant of stock options. Options have been granted to the Chief Executive Officer taking into account competitive compensation factors and the belief that options help align the interests of the Chief Executive Officer with the interests of shareholders.

Performance Graph

The following graph compares the total cumulative return to a shareholder for the last five years who invested $100 in Shares of the Company on January 1, 2002 with the total cumulative return on the Canadian Venture Exchange Main Index ("CDNX") which became the TSX Venture Exchange ("TSXV") from January 1, 2002 to December 31, 2006.

Compensation of Directors

Effective January 1, 2005 each director of the Company who is an independent director (namely Messrs Elliott, Fretwell, Kirk and Segsworth) is paid an annual director’s fee of $35,000 plus an additional fee of $5,000 for the Audit Committee Chairperson and $3,000 for other Committee Chairpersons. Executive officers do not receive additional compensation for serving as directors.

The following directors received options to purchase Common Shares under the Option Plan of the Company during the year ended December 31, 2006:

Option Grants During the Most Recently Completed Financial Year

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
David J. Copeland	90,000	$7.25	$7.25	April 30, 2011
Scott D. Cousens	90,000	$7.25	$7.25	April 30, 2011

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Robert A. Dickinson	90,000	$7.25	$7.25	April 30, 2011
David Elliott	90,000	$7.25	$7.25	April 30, 2011
Gordon Fretwell	90,000	$7.25	$7.25	April 30, 2011
Wayne Kirk	90,000	$7.25	$7.25	April 30, 2011
Jeffrey R. Mason	90,000	$7.25	$7.25	April 30, 2011
Walter Segsworth	90,000	$7.25	$7.25	April 30, 2011
Ronald W. Thiessen	135,000	$7.25	$7.25	April 30, 2011

Note: The options granted vest as follows: 1/3 on October 20, 2006, 1/3 of April 20, 2007 and 1/3 on October 30, 2007.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The equity compensation plan which the Company currently has in place is the 2006 Share Option Plan (the “Option Plan”) which was approved by shareholders on June 20, 2006. The Option Plan is administered by the Compensation Committee of the Board of Directors. The Option Plan provides that options will be issued to directors, officers, employees or management and others who provide services to the Company or any subsidiary of the Company. The Option Plan provides that the number of Common Shares issuable under the Plan and the Company's other previously established share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. Under the Option Plan, as the outstanding options are exercised, additional options may be granted to replace the exercised options. In addition, as the number of issued and outstanding Common Shares of the Company increases, the number of options available for granting to eligible optionees will increase. As at the date hereof there are options outstanding to purchase an aggregate of 3,445,404 Common Shares. A copy of the Option Plan will be available at the Meeting and a copy can by obtained from the Company.

The material terms of the Option Plan are:

The exercise price of an option will be set by the Compensation Committee at the time such option is allocated under the Option Plan, and cannot be less than the Market Price, calculated on the day before the grant.

An option can be exercisable for a maximum of 10 years from the effective date.

Vesting of options is at the discretion of the Compensation Committee, and will generally be subject to:

(i)

the service provider remaining employed by or continuing to provide services to the Company or any of its subsidiaries and Affiliates as well as, at the discretion of the Compensation Committee, achieving certain milestones which may be defined from time to time or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; or

(ii)	remaining as a Director of the Company or any of its subsidiaries or affiliates during the vesting period.

No option may be exercised after the service provider has left the employ/office or has been advised his services are no longer required or his service contract has expired, except as follows:

(i)

in the case of the death of an optionee, any vested option held by him at the date of death will become exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option;

(ii)

subject to the other provisions of this section, vested options shall expire 90 days after the date the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and all unvested options shall immediately terminate without right to exercise same;

(iii)

in the case of an optionee being dismissed from employment or service for cause, such optionee’s options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(iv)	in the event of a change of control occurring, options which are subject to vesting provisions shall be deemed to have immediately vested upon the occurrence of the change of control; and

(v)

in the event of a Director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the Director from being a member of the Board, options granted which are subject to a vesting provision shall be deemed to have vested on the date of Meeting upon which the Director is not re-elected.

Except as provided above, in the case of death of an optionee, all options will be exercisable only by the optionee to whom they are granted and will not be assignable or transferable.

The number of Common Shares subject to an option will be subject to adjustment in the events and in the manner following:

(i)

in the event of a subdivision of Common Shares as constituted on the date hereof, at any time while an option is in effect, into a greater number of Common Shares, the Company will thereafter deliver at the time of purchase of optioned shares hereunder, in addition to the number of optioned shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the subdivision without an optionee making any additional payment or giving any other consideration therefor;

(ii)

in the event of a consolidation of the Common Shares as constituted on the date hereof, at any time while an option is in effect, into a lesser number of Common Shares, the Company will thereafter deliver and an optionee will accept, at the time of purchase of optioned shares hereunder, in lieu of the number of optioned shares in respect of which the right to purchase is then being exercised, the lesser number of Common Shares as result from the consolidation;

(iii)

in the event of any change of the Common Shares as constituted on the date hereof, at any time while an option is in effect, the Company will thereafter deliver at the time of purchase of optioned Shares hereunder the number of shares of the appropriate class resulting from the said change as an optionee would have been entitled to receive in respect of the number of Common Shares so purchased had the right to purchase been exercised before such change;

(iv)

in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of the Company, a consolidation, merger or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety at any time while an option is in effect, an optionee will thereafter have the right to purchase and receive, in lieu of the optioned shares immediately theretofore purchasable and receivable upon the exercise of the option, the kind and amount of shares and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, amalgamation or sale which the holder of a number of Common Shares equal to the number of optioned shares immediately theretofore purchasable and receivable upon the exercise of the option would have received as a result thereof.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2006.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders - (the Share Plan)	2,363,371	$6.64	6,805,181
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	2,363,371	$6.64	6,805,181

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2006, or has any interest in any material transaction in the current year other than the Option Plan approval or as otherwise disclosed or referred to herein.

The Company acquired 100% of the outstanding common shares of Hunter Dickinson Group Inc. (”HDGI”) for purchase price of 14,002,268 common shares of the Company. HDGI held the 20% carried contractual interests in the Pebble Project and is a related party by virtue of (i) having certain directors in common with the Company, and (ii) its shareholders or their associates being significant shareholders of the Company. The agreed number of shares was based on negotiations between the Company, represented by a Special Committee of the Board of Directors, and HDGI with reference to an independent valuation of the carried interests performed by Ross Glanville & Associates Ltd in March 2005. Both parties agreed to a valuation of $6.37 per share, based upon the issuance of 14,002,268 common shares, as representing the fair value of the 20% carried contractual interest. The valuation report and other disclosure materials were publicly filed at www.sedar.com. The TSX Venture Exchange and the American Stock Exchange has accepted the acquisition transaction and it completed in 2006. The insiders who owned HDGI and the number received common shares of the Company each received as a consequence of its acquisition are as follows: Robert A Dickinson (2,015,289), Jeffrey R. Mason (2,015,289), Ronald W. Thiessen (2,015,293) Scott D. Cousens (2,015,289) and David. J Copeland (2,015,289).

MANAGEMENT CONTRACTS

Except for services performed by Hunter Dickinson Inc and described in the Company’s Annual Information Form filed April 2, 2007 at www.SEDAR.com, there are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.        Annual Confirmation of 10% Rolling Share Option Plan

The TSX Venture Exchange (the “TSXV”) requires that each company listed on the TSXV proposing to issue stock options have a share option plan. The shareholders of the Company adopted a Share Option Plan (the “Option Plan”) in 2006 which is described in detail above under the heading “Securities Authorized for Issuance Under Equity Compensation Plans”.

Pursuant to s. 2.9 of the TSXV policy 4.4, the continuation of the Option Plan requires annual shareholder approval at the annual meeting of the Company by ordinary resolution. The Company is of the view that the Option Plan is necessary for the Company to attract and maintain the services of executives, employees and other service providers with other companies in the industry. A copy of the Plan will be available for inspection at the Meeting and is available on request of the Company. At the Meeting, shareholders will be asked to vote on the following resolution, with or without any variation which arises from the floor of the Meeting:

“Resolved, as an ordinary resolution that the Company’s 10% rolling share option plan be ratified and approved for a further year until the next annual general meeting of shareholders.”

The Board of Directors recommends that shareholders vote in favour of the continuation of the Plan.

B.        Shareholder Rights Plan

The Board adopted a shareholder rights plan agreement (the “Rights Plan”) effective December 11, 2006 (the “Effective Date”). The objective of the Board in adopting the Rights Plan is to ensure the fair treatment of Shareholders in connection with any take-over bid for the Common Shares of the Company. The Rights Plan was not adopted in response to any proposal to acquire control of the Company. In accordance with the policies of the TSXV the Rights Plan must be approved by a majority of the votes cast at the Meeting within 180 days of the adoption by the Board of the Rights Plan.

The principal terms of the Rights Plan are summarized below. The full text of the Rights Plan was filed prior to the Meeting in a Material Change Report of the Company on December 21, 2006, and is available for download at www.sedar.com. As well, a copy of the Rights Plan will also be available for review at the Meeting.

Purpose of Rights Plan

The primary objective of the Rights Plan is to ensure that all Shareholders of the Company are treated fairly in connection with any take-over bid for the Company by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

Summary of Rights Plan

The following summary of the Rights Plan does not purport to be complete and is qualified in its entirety by reference to the Rights Plan.

Issue of Rights

The Company issued one right (a “Right”) in respect of each Common Share outstanding at December 11, 2006 (the “Record Time”). The Company has issued and will continue to issue Rights on the same basis for each Common Share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

The Rights

Each Right will entitle the holder, subject to the terms and conditions of the Rights Plan, to purchase additional Common Shares of the Company after the Separation Time.

Rights Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by certificates for the Common Shares, and are not transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates, which will be transferable separately from and independent of the Common Shares.

Exercise of Rights

The Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Common Share for the exercise price of $50 (subject to certain anti-dilution adjustments). This exercise price is expected to be in excess of the estimated maximum value of the Common Shares during the term of the Rights Plan. Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an Acquiring Person (defined below) which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of Common Shares which have an aggregate market price equal to twice the exercise price of the Rights for a price equal to the exercise price (subject to adjustment). Effectively, this means a Shareholder of the Company (other than the Acquiring Person) can acquire additional Common Shares from treasury at half their market price.

Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who becomes the Beneficial Owner (defined below) of 20% or more of the Company’s outstanding Common Shares.

Definition of “Beneficial Ownership”

A person is a Beneficial Owner of securities if such person, or its affiliates or associates or any other person acting jointly or in concert with such person, owns the securities in law or equity, and has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(a)	the securities have been deposited or tendered pursuant to a tender or exchange offer or take- over bid, unless those securities have been taken up or paid for;

(b)	the securities have been deposited with such person under a take-over bid pursuant to a permitted lock-up agreement (as defined below);

(c)

such person (including a fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds, investment funds or public assets for others, as long as that person:

	(i)	holds those Common Shares in the ordinary course of its business for the account of others;

	(ii)	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

	(iii)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of “Separation Time”

Separation Time occurs on the tenth trading day after the earlier of:

(a)	the first date of public announcement that a person has become an Acquiring Person;

(b)	the date of the commencement or announcement of the intent of a person to commence a take- over bid (other than a Permitted Bid or Competing Permitted Bid); and

(c)	the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such;

or such later date as determined by the Board.

Definition of “Expiration Time”

Expiration Time occurs on the date being the earlier of:

(a)	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan;

(b)	immediately after the Company’s annual meeting of Shareholders to be held in 2010 unless at such meeting the duration of the Rights Plan is extended; and

(c)	180 days after the date of the Rights Plan if the Rights Plan is not ratified by Shareholders in accordance with the requirements of the TSXV.

Definition of a “Flip-In Event”

A Flip-In Event occurs when a person becomes an Acquiring Person, provided the Flip-In Event is deemed to occur at the close of business on the 10th day after the first date of a public announcement of facts indicating that an Acquiring Person has become such. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person, or any of its related parties to whom the Acquiring Person has transferred its Rights, will become null and void and, as a result, the Acquiring Person’s investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of “Permitted Bid”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of Common Shares (other than the Offeror);

(b)

the Offeror agrees that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn;

(c)	the Offeror agrees that the Common Shares may be deposited to and withdrawn from the take- over bid at any time before such Common Shares are taken up and paid for; and

(d)

if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining Shareholders to tender their Common Shares.

Definition of “Competing Permitted Bid”

A Competing Permitted Bid is a take-over bid that:

(a)	is made while another Permitted Bid or Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid;

(b)

satisfies all the requirements of a Permitted Bid other than the requirement that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn; and

(c)

contains the conditions that no Common Shares be taken up or paid for pursuant to the Competing Permitted Bid prior to the close of business on a date that is not earlier than the later of 35 days after the date of the Competing Permitted Bid and the earliest date on which the Common Shares may be taken up or paid for under any prior bid in existence at the date of such

Competing Permitted Bid; and then only if, at the time that such Common Shares are first taken up or paid for, more than 50% of then outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the Competing Permitted Bid and not withdrawn.

Definition of “Permitted Lock-Up Agreement”

A Permitted Lock-Up Agreement means an agreement (the “Lock-up Agreement”) between a person or one or more holders of Common Shares (each referred to herein as a “Locked-up Person”), the terms of which are publicly disclosed and a copy of which is made available to the public, including the Company, pursuant to which such holders agree to deposit or tender Common Shares to a take-over bid (the “Lock-up Bid”) made by the person or any of such person’s affiliates or associates, whether such Lock-up Bid is made before or after the Lock-up Agreement is signed, provided that:

(i)

the Lock-up Agreement permits the Locked-up Person to terminate its agreement to deposit or tender to or to not withdraw Common Shares from the Lock-up Bid in the event a “Superior Offer” is made to the Locked-up Person. For the purposes of this subsection, a “Superior Offer” is any take-over bid, amalgamation, arrangement or similar transaction pursuant to which the cash equivalent value of the consideration per share to be received by holders of the Common Shares under the Lock-up Bid (the “Lock-up Bid Consideration”). Notwithstanding the foregoing, the Lock-up Agreement may require that the Superior Offer Consideration must exceed the Lock-up Bid Consideration by a specified percentage before such termination rights take effect, provided such specified percentage is not greater than 7%.

For greater clarity, the Lock-up Agreement may contain a right of first refusal or require a period of delay to give the person who made the Lock-up Bid an opportunity to match a higher price in another take-over bid or transaction or similar limitation on the Locked-up Person’s right to withdraw Common Shares from the agreement, so long ass the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Common Shares during the period of the take-over bid or transaction; and

(ii)	no “break-up” fees, penalties, expenses, or other amounts that exceed, in the aggregate, the greater of:

	A.	2.5% of the Lock-up Bid Consideration payable under the Lock-up Agreement to the Locked-up Person; and

B.

one-half of the difference between the consideration under the Superior Offer payable to the Locked-up Person and the Locked-up Consideration the Locked-up Person would have received under the Lock-up Bid, shall be payable pursuant to the Lock-up Agreement in the event that the Locked-up Person fails to tender Common Shares pursuant to the Lock-up Bid or withdraws Common Shares from the Lock-up Bid in order to accept the other take-over bid or transaction.

Redemption of Rights

All (but not less than all) of the Rights may be redeemed by the Board with the prior approval of the Shareholders at any time before a Flip-In Event occurs at a redemption price of $0.0001 per Right (subject to adjustment). In addition, in the event of a successful Permitted Bid, Competing Permitted Bid or a bid for which the Board has waived the operation of the Rights Plan, the Company will immediately upon such acquisition and without further formality, redeem the Rights at the redemption price. If the Rights are redeemed pursuant to the Rights Plan, the right to exercise the Rights will, without further action and without notice, terminate and the only right thereafter of the Rights holders is to receive the redemption price.

Waiver

Before a Flip-In Event occurs, the Board may waive the application of the “Flip-In” provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Common Shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of Common Shares before the expiry of that first bid. The Board may also waive the “Flip-In” provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Term of the Rights Plan

Unless otherwise terminated, the Rights Plan will expire at the Expiration Time (defined above).

Amending Power

Except for amendments to correct clerical or typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of applicable legislation or applicable rules or policies of securities regulatory authorities, Shareholder (other than the Offeror and certain related parties) or Rights holder majority approval is required for supplements or amendments to the Rights Plan. In addition, any supplement or amendment to the Rights Plan will require the written concurrence of the Rights Agent and prior written consent of the TSXV.

Rights Agent

The Rights Agent under the Rights Plan is Computershare Investor Services Inc.

Rights Holder not a Shareholder

Until a Right is exercised the holder thereof as such will have no rights as a Shareholder of the Company. At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation:

“Resolved that:

(a)        the Rights Plan as described in the Information Circular of the Company dated as of May 7, 2007 be hereby ratified and approved.

(b)        The Company be authorized to abandon the Rights Plan if the Board of the Company deems it appropriate and in the best interests of the Company to do so; and

(c)        any one or more of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution.

The Board of recommends that Shareholders vote in favour of the ratification and approval of the Rights Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s annual information form filed on SEDAR and in the audited financial statements for the years ended December 31, 2006 and the accompanying auditor’s report thereon and related management discussion and analysis. Copies of the Company’s most recent interim financial statements and related management discussion and analysis, and additional information may be obtained from SEDAR at www.sedar.com and upon request from the Company at telephone no. (604) 684-6365 or fax number (604) 684-8092.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

DATED at Vancouver, British Columbia, May 7, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen

President and Chief Executive Officer

Please direct all inquiries to:

Questions and Further Assistance
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assistance in completing your proxy form, please contact the proxy solicitation agent at:

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M5J 2Y1

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